Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-257270

333-257270-01

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated August 25, 2023)

INVESCO DB MULTI-SECTOR COMMODITY TRUST

INVESCO DB BASE METALS FUND

This Prospectus Supplement No. 2 (“Supplement No. 2”) supplements and amends the Prospectus dated August 25, 2023 (the “Prospectus”), as previously supplemented.

On July 29, 2024, Mr. John Zerr announced that he will be retiring from his positions with Invesco Ltd. and its affiliates, effective January 1, 2025. Invesco Ltd. is the ultimate parent company of Invesco Capital Management LLC (the “Managing Owner”), the managing owner of Invesco DB Multi-Sector Commodity Trust and Invesco DB Base Metals Fund. In connection with his pending retirement, Mr. Zerr expressed his interest in relinquishing his role on the board of managers (the “Board”) of the Managing Owner as soon as practicable. On July 30, 2024, Invesco Group Services, Inc., the sole member of the Managing Owner, appointed Ms. Melanie Ringold to replace Mr. Zerr as a member of the Board, effective July 31, 2024.

Accordingly, as of July 31, 2024, all references to Mr. Zerr as member of the Board are deleted and replaced by Ms. Ringold. In addition, the following biography for Ms. Ringold replaces Mr. Zerr’s biography on page 58 of the Prospectus:

Melanie Ringold (48) has been a Member of the Board of Managers of the Managing Owner since July 2024. Ms. Ringold has also served as Head of Legal for the Americas at Invesco Ltd., a global investment management company and affiliate of the Managing Owner, since January 2023. In this role, she is responsible for overseeing legal support for all of Invesco’s Americas business. Prior to her current position, Ms. Ringold served as Assistant General Counsel from March 2011 until January 2023, where she was responsible for overseeing legal support for the investments organization and co-chairing the firm’s US Regulatory Change Committee. Ms. Ringold earned a JD from the University of Houston Law Center and a BA degree in political science from the University of Michigan. Ms. Ringold’s application as a principal of the Managing Owner is in process and will be filed with the NFA within the requisite time period.

Supplement No. 2 should be read together with the Prospectus.

Shares of the Invesco DB Base Metals Fund are listed on NYSE Arca, Inc. under the symbol “DBB.”

Investing in the Shares involves significant risks. See “RISK FACTORS” starting on page 11 of the Prospectus.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission passed upon the adequacy or accuracy of the Prospectus or this Prospectus Supplement No. 2. Any representation to the contrary is a criminal offense.

The Fund is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THESE POOLS NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

The date of this Prospectus Supplement No. 2 is August 2, 2024.

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

P-DBB-PRO-1-SUP-2 080224